PEARSON

PEARSON PLC

80 STRAND
LONDON WC2R ORL

TELEPHONE +44 20 7010 2000
FACSIMILE +44 20 7010 6060
www.pearson.com

Pearson plc
Submission Pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934 - File number: 82-4019

Dear Sirs

On behalf of Pearson plc, a company duly organised under the laws of England and Wales (the "Company"), I am furnishing the following information pursuant to Rule 12g3-2(b) (1) (iii) under the United States Securities Exchange Act of 1934 (the "Act") in order to maintain the Company's exemption from the reporting requirements of Section 12 (g) of the Act available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder:

Press Releases:-

02 August	*Notification of transactions of directors*
3 August	*Classic children's book* **The Little Engine That Could** *is centrepiece of.........*
3 August	*Notification of transactions of directors*
8 August	*Pearson acquires Mergermarket*

Any questions concerning this submission may be directed to me at the address and telephone number above.

Please acknowledge receipt of this letter by stamping and returning the enclosed duplicate of this letter to me in the enclosed self-addressed stamped envelope.

Very truly yours

S. Jones

Stephen Jones
Deputy Secretary

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-9

dlw 8/22

Notification of transactions of directors

02 August 2006

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **DAVID BELL**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **N/A**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **N/A**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **N/A**	8.	State the nature of the transaction **N/A**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **N/A**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **N/A**	14.	Date and place of transaction **N/A**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **N/A**	16.	Date issuer informed of transaction **N/A**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **9 MAY 2003**	18.	Period during which or date on which it can be exercised **1 AUGUST 2006 – 31 JANUARY 2007**
19.	Total amount paid (if any) for grant of the option **Nil**	20.	Description of *shares* or debentures involved (*class* and number) **ORDINARY SHARES OF 25P EACH**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **£4.248**	22.	Total number of *shares* or debentures over which options held following notification **444**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___2 AUGUST 2006________________________

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iv) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **PATRICK CESCAU**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **PATRICK CESCAU**	8.	State the nature of the transaction **SHARE PURCHASE**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **2758**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.000343%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **N/A**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **N/A**
13.	Price per *share* or value of transaction **£7.25**	14.	Date and place of transaction **1 AUGUST 2006 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **2758 0.000343%**	16.	Date issuer informed of transaction **1 AUGUST 2006**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___2 AUGUST 2006________________________________

Classic children's book *The Little Engine That Could* is centerpiece of National Early Education Campaign

03 August 2006



Record-setting reading event set for August 24: Pearson, Penguin, and the "Today" Show Partner in Charitable Initiative to benefit Jumpstart's Read for the Record.

In a first-time initiative to bring awareness to the importance of reading to young children, the international media company Pearson (NYSE:PSO) and its Penguin Young Readers Group are partnering with Starbucks, American Eagle Outfitters, and the "Today" Show to support Jumpstart's Read for the Record Campaign. On August 24, *The Little Engine That Could* with its "I Think I Can" message will take the spotlight as people of all ages read this children's classic and set the world record for the most individuals reading the same book in a single day.

Throughout the month of August (while supplies last), a custom limited edition of one of the most beloved classics in children's literature, *The Little Engine That Could* by Watty Piper, with new art work by Loren Long, will be sold in more than 5,000 U.S. Starbucks stores. With 100% underwriting by Pearson, all proceeds from the $9.95 Starbucks' sales price will benefit the non-profit organization Jumpstart and its work with at-risk preschoolers across the country.

People can support the Campaign by registering at www.readfortherecord.org to read *The Little Engine That Could*, on August 24, 2006 - in your own home, at a local library, or at an organized reading event in your community. See www.readfortherecord.com/events for a listing of events already scheduled and resources/tips for creating local events.

Jumpstart's Read for the Record supporters include Mrs. Laura Bush, Honorary Chairperson, who is also bringing awareness to the Campaign with national public service announcements, in which she says, "Preparing children for kindergarten is vital to their success, and one of the best ways to get them ready is to encourage their love of reading. On August 24th, support school readiness and help set a world record by reading *The Little Engine That Could* with a child in your life. Together we can make early childhood education a national priority."

NBC's Matt Lauer has written the forward to the custom limited edition of *The Little Engine That Could*, and will Read for the Record live on the "Today" Show. Hundreds of children will gather at Rockefeller Center around a replica of The Little Engine for reading activities most of the day.

Matt Lauer commented: "One of the greatest pleasures in my life is reading with my children, Jack and Romy. When I watch them as we read, I find myself energized by their hunger to discover new things and humbled that I can participate in the intimate experience of seeing them grow and learn before my very eyes. This is the interaction

between children and adults that is at the heart of Jumpstart's Read for the Record."

Rob Zeaske, Jumpstart Vice President for Development, said, "For many years, Jumpstart has benefited from the ongoing support of Pearson, Starbucks and American Eagle Outfitters. Now, we are very excited that for Read for the Record, Jumpstart's corporate partners have collaborated to create a unique charitable partnership, with **Penguin Young Readers Group** publishing the custom limited edition of The Little Engine That Could, **Pearson** underwriting all costs, and **Starbucks** retailing the book in their U.S. stores." **American Eagle Outfitters** has produced the official Campaign t-shirt. All three partners are hosting Read for the Record events which will involve employees across America, including 20,000 Pearson employees in 50 locations.

Bill Barke, CEO of Pearson Addison Wesley Higher Education and Jumpstart Board member, said, "Research tells us that one in three children in the U.S. enter kindergarten without the vocabulary and other related skills necessary to succeed in school, and that these same youngsters fall farther beyond their peers throughout their school years. Pearson is committed to working with Jumpstart and our other colleagues in the field of early childhood education to address this issue, and provide innovative solutions to begin to reverse these alarming statistics." He added, "Our hope is that the Read for the Record campaign will bring awareness to this crisis and play a part in helping to solve what we believe is an entirely solvable problem." Barke also noted that through Pearson's Family Education Network, people will have the opportunity to not only register for Read for the Record online, but also read the digital version of *The Little Engine That Could* in both English and Spanish during the month of August at www.funbrain.com.

Penguin Young Readers' President, and publisher of *The Little Engine That Could*, Doug Whiteman, said, "We are proud supporters of Jumpstart and believe the inspiration of *The Little Engine That Could's* "I Think I Can" message is a wonderful match to Jumpstart's mission of preparing preschoolers from low-income communities for success in school. By pairing college students up with these youngsters, Jumpstart is providing them a unique one-to-one relationship that will help them develop the language and social skills they need to enter kindergarten."

"This is an opportunity for us to show Starbucks' commitment to positive community development, not only today but for future generations," said Jim Alling, president North America, Starbucks Coffee and Jumpstart Board Member. "Starbucks is proud to shine the spotlight on Jumpstart's straightforward solution to the early education problem through Read for the Record."

Jumpstart's Read for the Record Website also provides the possibility to purchase *The Little Engine That Could* for an at-risk child who may have no books at home. Support early literacy. Register now to read *The Little Engine That Could* to a child on August 24.

About Jumpstart

Jumpstart is a national early education organization that works toward the day every child in America enters school prepared to succeed. Through extraordinary attention in yearlong one-to-one relationships, Jumpstart inspires children to learn, adults to teach, families to get involved, and communities to progress together. Headquartered in Boston, Jumpstart pairs 2,500 trained adults one-to-one with preschool children in need of assistance. During the 2005-2006 program year, Jumpstart served 10,000 children in 60 communities across 22 states, in partnership with 225 Head Start and other early learning centers across the country. Jumpstart's national sponsors include American Eagle Outfitters, AmeriCorps, Pearson, and Starbucks. Jumpstart is the recipient of the Fast Company/Monitor Social Capitalist Award (2004, 2005 and 2006) and the Committee to Encourage Corporate Philanthropy's Directors Award. For more information, visit the Jumpstart Website at www.jstart.org. For more information about Jumpstart's Read for the Record campaign, visit www.readfortherecord.org.

About Pearson

Pearson plc (NYSE: PSO) is an international media company. Its major business operations are: The Financial Times Group, which has an international network of business and financial newspapers and online services that are read by millions of business executives and investors every day; Pearson Education, the world's leading education business, which helps teachers teach and students learn at every stage and in every part of the world; and Penguin Group, which is one of the pre-eminent names in consumer publishing, with an unrivalled range of fiction and non-fiction, bestsellers, and classic titles.

Jumpstart and the Pearson businesses share a passion for education and inspiring people to reach their full potential. These shared goals and values led Jumpstart and Pearson to create the Pearson Teacher Fellowship in 2001. Each year, the Pearson Teacher Fellowship provides the opportunity for a select group of achievement-oriented college graduates to enter the early education field by becoming preschool teachers in Head Start and other early learning centers serving at-risk children. The Fellowship provides these talented individuals a stipend, intensive training, assistance earning teaching certification, mentoring from a Pearson professional, and additional support and resources during the first two years of their teaching careers. For more information, go to www.pearsonfoundation.org.

Further information

Kate Miller
VP Communications
1-800-745-8489
Kate.miller@pearson.com

Notification of transactions of directors
03 August 2006

Click here to download a pdf of this press release

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NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.14R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the *issuer* **PEARSON PLC**	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) **BOTH (i) AND (ii)**
3.	Name of *person discharging managerial responsibilities/director* **JOHN MAKINSON**	4.	State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person* **N/A**
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] **HOLDING**	6	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* **ORDINARY SHARES OF 25P EACH**
7.	Name of registered shareholder(s) and, if more than one, the number of *shares* held by each of them **JOHN MAKINSON**	8.	State the nature of the transaction **EXERCISE OF EXECUTIVE SHARE OPTIONS**
9	Number of *shares*, debentures or financial instruments relating to *shares* acquired **36,736**	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00456%**

11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed **36,736**	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) **0.00456%**
13.	Price per *share* or value of transaction **£5.84 EXERCISE PRICE** **£7.255 DISPOSAL PRICE**	14.	Date and place of transaction **2 AUGUST 2006 LONDON**
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) **160,987 0.01999%**	16.	Date issuer informed of transaction **2 AUGUST 2006**

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17.	Date of grant **N/A**	18.	Period during which or date on which it can be exercised **N/A**
19.	Total amount paid (if any) for grant of the option **N/A**	20.	Description of *shares* or debentures involved (*class* and number) **N/A**
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise **N/A**	22.	Total number of *shares* or debentures over which options held following notification **N/A**
23.	Any additional information **N/A**	24.	Name of contact and telephone number for queries: **JENNIFER BURTON, ASSISTANT COMPANY SECRETARY, 020 7010 2256.**

Name and signature of duly authorised officer of *issuer* responsible for making notification

JENNIFER BURTON

ASSISTANT COMPANY SECRETARY

____

Date of notification ___3 AUGUST 2006______________________

Pearson acquires Mergermarket: adds new financial content and services to the FT Group
08 August 2006

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Pearson, the international education and information company, today announced the acquisition of the Mergermarket Group for £101m (net of cash retained in the business).

Mergermarket is a highly customer-focused financial information company which combines historical news and data with proprietary, forward-looking insights and intelligence. It provides this information electronically to financial institutions, corporations and their advisers, becoming part of their customers' daily workflow.

Its flagship product, mergermarket, couples detailed databases of transactions and third party news sources with early-stage intelligence on potential corporate activity generated by 160 M&A journalists in 31 countries. Its customers - which include 29 of the world's top 30 investment banks, 18 of the top 20 law firms and 25 of the top 30 private equity houses - use this information to generate ideas and new business opportunities.

Building on the successful mergermarket model, the company has launched a series of new services including Debtwire for traders of distressed and high-yield debt, dealReporter for merger arbitrageurs and Wealthmonitor for private bankers. It has a strong record of successful product launches and a healthy pipeline of further innovative new services to be launched over the next few years.

Founded in 2000, mergermarket's sales have grown very rapidly and its subscription model produces high renewal rates (currently well over 95%), reliable revenue streams and excellent cash conversion. The acquisition is expected to enhance Pearson's adjusted earnings per share in 2007, its first full year and return on invested in capital in 2008.

"Mergermarket builds its products around its customers, creating unique, indispensable content that becomes part of their daily lives. It has grown rapidly, demonstrating its ability to build new services around a highly successful business model, and it has an excellent team of people who we are delighted to welcome on board," said Rona Fairhead, chief executive of the Financial Times Group.

"For the FT Group, it adds proprietary content, a premium customer base, reliable growth from new revenue sources and attractive financial characteristics. We see opportunities to connect mergermarket and the FT Group, from the Financial Times and FT.com to our specialist financial magazines and Interactive Data Corporation. These would include

using existing FT Group information to develop new products, developing advertising and sponsorship revenues and sharing technology capabilities."

Mergermarket will continue to be led by its current management team including Caspar Hobbs, CEO; Charlie Welsh, Editor-in-Chief; Gawn Rowan Hamilton, CFO; and Richard Hall, managing director for dealReporter and Debtwire.

Caspar Hobbs, CEO of mergermarket, said: "The employees of mergermarket have worked passionately and tirelessly over the last seven years to create a truly global business. Their commitment has been extraordinary and, as a result, so has our success. We have ambitious plans to build our business even further and I can think of no better partner for us than the FT Group."

Ends

For more information:
Luke Swanson/ Simon Mays-Smith, Pearson
+44 (0)20 7010 2310

Joanna Manning-Cooper, FT Group
+44 (0)20 7873 4447